Exhibit 99.6

PRESS RELEASE

TotalEnergies Wins Two Maritime Leases to Develop two
Giga Offshore Wind Farms in Germany

Paris, July 12, 2023 – TotalEnergies has been awarded by the Bundesnetzagentur (German Federal Network Agency) two marine concessions, N-12.1 and O-2.2, at the end of the auction held in Germany.

Located in the North Sea, 170 kilometers off the coast, concession N-12.1 covers an area of around 200 square kilometers. Located in the Baltic Sea 40 kilometers from the coast, concession O-2.2 has a surface area of around 100 square kilometers.

Green electricity for over 3 million households

The concessions will run for a term of 25 years, extendable to 35 years. With capacities of 2 GW and 1 GW respectively, these two wind farms will provide a volume of electricity equivalent to the consumption of over 3,000,000 homes. Following these awards, TotalEnergies will pay the German Federal government 582 million euros, which will be allocated to the conservation of the marine environment and the promotion of environmentally friendly fishing. An annual contribution will also be paid to the electricity transmission system operators in charge of connecting the projects for 20 years from commissioning of the sites.

The production generated by these sites will be marketed by TotalEnergies, either by selling it directly on the electricity market, or by entering into Power Purchase Agreements (PPAs) with end-buyers, enabling them to reduce their carbon footprint. These projects, which are cost-competitive given the quality of the sites, are in line with the Company's strategy of becoming an integrated player in the electricity markets, taking advantage of price volatility. They will contribute to the Integrated Power Business Unit’s objective of reaching a two-digit profitability.

Commissioning by 2030

These major projects are in line with the German government's objective of deploying 30 GW of offshore wind power in Germany by 2030. The next step for TotalEnergies will be to carry out the studies required to obtain the environmental permits, as well as the technical analyses on these sites, leading to investment decisions in 2027 and commissioning by 2030.

“TotalEnergies is proud to leverage its expertise in offshore and large-scale projects to build these giant wind farms, which will make a significant contribution to the development of renewable electricity in Europe by 2030. Our entry into offshore wind power in Germany, Europe's largest electricity market, is a key step in the implementation of our strategy to become an integrated profitable player in the electricity markets. After the commissioning of a floating LNG regasification unit at the Lubmin terminal in January 2023, this is a further commitment by TotalEnergies to deploy our multi-energy strategy in Germany and contribute to the country's and Europe's energy security.,” said Patrick Pouyanné, chairman and CEO of TotalEnergies.

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TotalEnergies and offshore wind

TotalEnergies is already developing a portfolio of offshore wind projects with a total capacity of more than 13 GW, the majority of which are bottom-fixed. These projects are located in the United Kingdom (Seagreen project, Outer Dowsing, Erebus, ScotWind), South Korea (Bada project), Taiwan (Yunlin project), France (Eolmed project), the United States (New York Bight project, North Carolina project) and Germany. The Company has also been qualified to participate in competitive tenders in the US, UK and France, and will also participate in tenders in Norway and Poland.

TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. By the first half of 2023, TotalEnergies' gross renewable electricity generation installed capacity was 18 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Total Eren Contacts

Media Relations: +33 (0)6 18 23 76 99 l presse@total-eren.com

Brunswick: + 33 (0)7 88 72 28 94 l EREN@brunswickgroup.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).